FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), in compliance with Article 157, paragraph 4, of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), with the Instruction No. 565, of June 15, 2015 of the Brazilian Securities and Exchange Commission (“CVM” and “CVM Instruction 565”) and with CVM Resolution No. 44, of August 23, 2021, as amended (“CVM Resolution 44”), hereby informs its shareholders and the market in general that its Board of Directors approved on this date the “Merger Protocol and Justification of SCB Distribuição e Comércio Varejista de Alimentos Ltda”, executed by the management of the GPA and SCB Distribuição e Comércio Varejista de Alimentos Ltda. (“SCB”), a company fully owned by GPA, which establishes the merger of SCB into GPA, followed by SCB’s extinguishment and succession by GPA in all its rights and obligations (“Merger”).

1.               COMPANIES INVOLVED IN THE MERGER AND THEIR ACTIVITIES

About GPA

GPA is a publicly held company, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3,142, Jardim Paulista, CEP 01402-000, enrolled with the CNPJ/ME under No. 47.508.411/0001-56 and registered with the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.089.901.

GPA develops by itself and through its subsidiaries, retail activities in Brazil, Colombia, Uruguay and Argentina, including the sale, among others, of food products, clothing, hygiene, household appliances and fuel. Such activities are conducted by physical and virtual means.

About SCB

SCB is a limited liability company, with head office in the City of São Paulo, State of São Paulo, at Rua Manuel da Nóbrega, 948, Paraíso, CEP 04001-003, enrolled with the CNPJ/ME under nº. 30.197.161/0001-88 and registered with JUCESP under NIRE 35.235.229.244.

SCB develops retail activities, including – but not limited to – sale of food products, hygiene and electronics.

Currently, GPA operates 603 stores, among which 28 are operated by SCB.

2.               DESCRIPTION AND PURPOSE OF THE MERGER

Once the Merger is concluded, SCB will be formally extinguished, but GPA will maintain the “Compre Bem” banner, operating the incorporated stores under this banner. Considering that GPA holds the totality of the quotas of SCB’s corporate capital, there will be no capital increase in GPA’s corporate capital and the investment held in SCB will be replaced by the assets and liabilities that will be merged into GPA. The purpose of the Merger is to reduce costs in administrative areas and costs related to the fulfillment of ancillary obligations, leading GPA to benefit from synergies. The Merger is subject to applicable corporate approvals.

3.               MAIN BENEFITS, COST AND RISKS OF THE MERGER

Merger Main Benefits. The Merger will result in patrimonial, legal and financial benefits, among which: (i) the optimization of GPA’s corporate structure; and (ii) the reduction of costs in administrative areas and in the fulfillment of ancillary obligations, creating synergies to be benefited from.

GPA’s management understands that the Merger will benefit all its shareholders and since there will be no increase in GPA’s corporate capital due to the Merger, there will be no dilution of the interests currently held by its shareholders in GPA's corporate capital.

Merger Costs. GPA’s management estimates that the Merger costs will be in the range of, approximately, BRL 4,500,000.00, including expenses with publications, auditors, appraisers, lawyers and other professionals hired to assist in the reorganization.

Merger Risks. The purpose of the Merger is to integrate GPA’s and SCB’s businesses and benefit from the synergies created with such incorporation. This incorporation process may result in operational, commercial, financial, contractual and technological difficulties and could lead GPA in not being able to benefit from all the expected synergies, or result in unexpected losses or expenses. GPA's management may therefore not be able to successfully implement the desired integration, nor obtain the expected returns over the investments related to the Merger, which may adversely affect GPA.

4.               SHARES EXCHANGE RATIO AND CRITERIA

SCB’s net equity shall be fully absorbed by GPA, in replacement of the quotas held by GPA in SCB’s corporate capital, that shall be canceled. The investment of GPA in SCB will be replaced in the balance sheet of GPA by the assets and liabilities that comprise SCB’s net equity, by their respective book value.

5.               SUBMISSION OF THE MERGER TO THE BRAZILIAN OR FOREIGN AUTHORITIES

The Transaction shall not be subject to, or approved by, any Brazilian or foreign authorities.

6.               SHARES EXCHANGE RATIO CALCULATED IN ACCORDANCE TO ARTICLE 264 OF LAW NO. 6,404, 1976

GPA clarifies that, in the context of the Merger, the appraisal report required by Article 264 of the Brazilian Corporate Law shall not be prepared, considering that, for the purposes of the Merger, there is no exchange ratio of shares or minority interests of SCB’s shareholders to be secured, since all of SCB’s quotas are held by GPA.

7.               APPLICABILITY OF RIGHT OF WITHDRAWAL AND REFUND AMOUNT

Withdrawal rights of the shareholders of GPA as a result of the Merger are not applicable under the terms of the legislation.

8.               OUTRAS INFORMAÇÕES RELEVANTES

GPA, for the purposes of the Merger, have hired Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-] and with the CNPJ/ME under No. 62.657.242/0001-00, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.893, 6º andar, conjunto 61/62, Jardim Paulistano, CEP: 01.451-001, to prepare the appraisal report of the total accounting net equity value of SCB, appraised on the base date of March 31, 2022.

The intended Merger, if approved, shall be implemented without any increase in the incorporating party’s share capital and, consequently, without dilution of the interest of its shareholders. Therefore, in consonance with article 10 of CVM Instruction 565, the obligations set forth in Chapter III of this same instruction are not applicable.

GPA called its shareholders to deliberate on the Merger in an Extraordinary Shareholders´ Meeting to be held on May 31, 2022, in consonance with the call notice published on this date.

The Merger Protocol, the Management Proposal and all other documents referring to the Merger are available in the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and GPA (https://www.gpari.com.br/).

Additional information about the Merger, required under the terms of CVM Instruction 481, are available in the Management Proposal for the Extraordinary Shareholders’ Meeting to be held on May 31, 2022.

For further information, please contact the Investor Relations Department of the GPA.

São Paulo, April 29, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 29, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.